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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                FINAL AMENDMENT
                                      TO
                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              THE LIMITED, INC.
           _______________________________________________________
                 (Name of issuer and person filing statement)


                         Common Stock, $.50 par value
           _______________________________________________________

                        (Title of class of securities)

                                   53271610
           _______________________________________________________
                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                              Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                P.O. Box 16000
                             Columbus, Ohio 43230

                           Telephone: (614) 479-7000
           _______________________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications
                   on behalf of the person filing statement)

                                  Copies to:

                               DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                               February 1, 1996
           _______________________________________________________
    (Date tender offer first published, sent or given to security holders)


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   This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated February 1, 1996, and as previously amended on February 29, March 4, 1996, and March 7, 1996 filed by The Limited, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 85,000,000 shares of its Common Stock, $.50 par value per share (such shares, together with all other issued and outstanding shares of Common Stock of the Company, are herein referred to as the "Shares"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1996 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. Terms defined in the Statement and not separately defined herein shall have the meanings specified in the Statement.

Item 1.  Security and Issuer.


   A total of 185,851,144 Shares were validly tendered and not withdrawn, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure. The Company has elected to purchase 85,000,000 Shares. The Company has been informed by the Depositary that the final proration factor is 45.61%. Following purchase of the Shares, the Company will have approximately 270.7 million shares of Common Stock issued and outstanding. On March 15, 1996, the Company issued a press release, a copy of which is filed as Exhibit (a)(18) hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

   Item 9 is hereby amended by the addition of the following Exhibit:

   (a)(18)   Press Release issued by the Company on March 15, 1996.



                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             THE LIMITED, INC.


                                             By:/s/ Kenneth B. Gilman
                                                ------------------------
                                                 Kenneth B. Gilman
                                                 Vice Chairman and
                                                 Chief Financial Officer


Dated:  March 15, 1996


                                 EXHIBIT INDEX


   Exhibit
    Number        Description                         Page

   (a)(18)        Press Release issued by              6
                  the Company on March 15, 1996.